UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

CORE LABORATORIES N.V.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

N22717107

(CUSIP Number)

July 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.	N22717107

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Massachusetts Financial Services Company ("MFS") 04-2747644
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ] Not Applicable
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER	4,479,727
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	4,626,593
	8. SHARED DISPOSITIVE POWER	0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,626,593 shares of Common Stock consisting of shares beneficially owned by MFS and/or certain other non-reporting entities
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.4%
12.	TYPE OF REPORTING PERSON IA

Item 1.

(a)

Name of Issuer
CORE LABORATORIES N.V.

(b)

Address of Issuer's Principal Executive Offices

 Strawinskylaan 913, Tower A, Level 9, Amsterdam

   1077 XX, Netherlands

Item 2.

(a)

Name of Person Filing

Massachusetts Financial Services Company

(b)

Address of Principal Business Office or, if None, Residence

 111 Huntington Avenue, Boston
  MA
   02199

(c)

Citizenship

 Delaware

(d)

Title of Class of Securities

 Common Stock

(e)

CUSIP Number

 N22717107

Item 3.

If This Statement is Filed Pursuant to
Rule 13d-1(b), or 13d-2(b) or (c),
Check Whether the Person Filing is a:

(a)

[ ]

Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)

[ ]

Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)

[ ]

Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)

[ ]

Investment Company registered under
Section 8 of the Investment Company Act of 1940
(15 U.S.C. 80a-8).

(e)

[X]

An investment adviser in accordance with
Rule 240.13d-1(b)(1)(ii)(E);

(f)

[ ]

An employee benefit plan or endowment fund in accordance with
Rule 240.13d-1(b)(1)(ii)(F);

(g)

[ ]

A parent holding company or control person in accordance with
Rule 240.13d-1(b)(1)(ii)(G);

(h)

[ ]

A savings association as defined in
Section 3(b) of the Federal Deposit Insurance Act
(12 U.S.C. 1813);

(i)

[ ]

A church plan that is excluded from the
definition of an investment company under
Section 3(c)(14) of the Investment Company Act
of 1940 (15 U.S.C. 80a-3);

(j)

[ ]

Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount Beneficially Owned:

    4,626,593

    shares of Common Stock

    consisting of shares beneficially owned by
MFS
 and/or certain other non-reporting entities

(b)

Percent of Class:

    10.4%

(c)

Number of shares as to which such person has:

(i)

sole power to vote or to direct the vote

4,479,727

(ii)

shared power to vote or to direct the vote

0

(iii)

sole power to dispose or to direct the disposition of

4,626,593

(iv)

shared power to dispose or to direct the disposition of

0

Item 5.

Ownership of Five Percent or Less of Class.

If this statement is being filed to report the fact that
as of the date hereof the reporting person has ceased to
be the beneficial owner of more than five percent of the
class of securities, check the following:
[

]

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

The shares of
 Common Stock
 of

 CORE LABORATORIES N.V.

reported in this Schedule 13G are beneficially owned by

MFS
 and/or certain other non-reporting entities.
Accordingly, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

The interest of one entity, the
MFS International Intrinsic Value Fund (the "Fund"), a series of

MFS Series Trust X

(which is an investment company registered under the Investment Company Act of 1940), in the
 Common Stock
 of

 CORE LABORATORIES N.V.,

amounted to 2,394,173

    shares of Common Stock

    consisting of shares beneficially owned by
MFS
 and/or certain other non-reporting entities

or  5.40%
of the total number of shares outstanding on an
as-converted basis, at

    July 31, 2019.

The Fund, which is a series of a Massachusetts business trust, has its principal business office at

 111 Huntington Avenue, Boston
  MA
   02199.

Item 7.

Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on by the Parent Holding Company.

  Not Applicable

Item 8.

Identification and Classification of Members of the Group.

 Not Applicable

Item 9.

Notice of Dissolution of Group.

 Not Applicable

Item 10.

Certification.

By signing below I certify that, to the best
of my knowledge and belief, the securities
referred to above

were acquired and are held
in the ordinary course of business and

were not acquired and are not held for the purpose
of or with the effect of changing or
influencing the control of the issuer of the
securities and were not acquired and are not held
in connection with or as a participant in any
transaction having that purpose or effect.

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief,
            I certify that the information set forth in this statement is true, complete and correct.

Massachusetts Financial Services Company

                                By:  /s/

Robert R. Flaherty

                                Date:

    August 12, 2019

                                Name:
    Robert R. Flaherty

                                Title:
    Vice President

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned persons, on

    August 12, 2019,

hereby agree and consent to the joint filing
on their behalf of this Schedule 13G (including any amendments thereto) in connection with their beneficial ownership of the common stock of

 CORE LABORATORIES N.V.

at

    July 31, 2019.

Massachusetts Financial Services Company

By:  /s/

Robert R. Flaherty

Name:
    Robert R. Flaherty

Title:
    Vice President

MFS Series Trust X

,
on behalf of MFS International Intrinsic Value Fund

By:  /s/

Brian E. Langenfeld

Name:

Brian E. Langenfeld

Title:

Assistant Secretary